Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 21, 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110941) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on September 21, 2005, entitled “Vodafone Appoints Anne Lauvergeon As Non-Executive Director”.

21 September 2005

VODAFONE APPOINTS ANNE LAUVERGEON AS NON-EXECUTIVE DIRECTOR

Vodafone Group Plc (“Vodafone”) announces that Anne Lauvergeon has been appointed as a Non-Executive Director with effect from 1 November 2005.

Anne Lauvergeon, aged 46, is the Chairman of the Executive Board of AREVA, the leading French energy company, having been appointed to that role in July 2001. She started her professional career in 1983 in the iron and steel industry and in 1990 she was named Adviser for Economic International Affairs at the French Presidency and Deputy Chief of its staff in 1991.  In 1995 she became a Partner of Lazard Fréres & Cie, subsequently joining Alcatel Telecom as Senior Executive Vice President in March 1997.  She was responsible for international activities and the Group’s industrial shareholdings in the energy and nuclear fields.  In 1999, she was appointed Chairman & CEO of COGEMA. Ms Lauvergeon is currently also Vice Chairman of the Supervisory Board of Safran and a Non-Executive Director of Total and Suez.

Lord MacLaurin of Knebworth DL, Chairman of Vodafone, commented “It is a great pleasure to welcome Anne to Vodafone.  Her extensive experience in many areas of business and her strategic knowledge will be invaluable to the Vodafone Board and I am greatly looking forward to her contribution”.

- ends -

For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0) 1635 664447

Media Relations

Tel:  +44 (0) 1635 664444

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 21, 2005	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary